Prospectus Supplement
Filed Under Rule 424(b)(3)

Registration No. 333-150878

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Prospectus Supplement No. 2 dated February 5, 2009
(to Prospectus dated September 19, 2008)

HEALTH DISCOVERY CORPORATION

70,549,868 Shares of Common Stock to be issued upon exercise of Warrants
352,746 Shares of Common Stock

This prospectus supplement to the prospectus dated September 19, 2008 relates to the resale of up to 70,549,868 shares of Health Discovery Corporation common stock to be issued upon the exercise of warrants and 352,746 shares of Health Discovery Corporation common stock, which are being offered for resale from time to time by the selling shareholders.

This prospectus supplement should be read in conjunction with the prospectus dated September 19, 2008, which is to be delivered with this prospectus supplement.  The information in this prospectus supplement updates and supersedes certain information contained in the prospectus dated September 19, 2008.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

On February 5, 2009, Health Discovery Corporation filed with the Securities and Exchange Commission the attached Current Report on Form 8-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  January 30, 2009

Health Discovery Corporation
(Exact name of registrant as specified in charter)

Georgia	333-62216	74--3002154
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 East Bryan Street, Suite #601, Savannah, GA 31401
(Address of principal executive offices / Zip Code)

912-443-1987
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act.
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act.
☐	Pre-commencement communications pursuant to Rule 14d—2(b) under the Exchange Act.
☐	Pre-commencement communications pursuant to Rule 13e—4(c) under the Exchange Act.

Item 1.01 Entry into a Material Definitive Agreement.

License Agreement with Abbott Molecular Inc.

On January 30, 2009, Health Discovery Corporation (the “Company”) entered into a License Agreement (the “Abbott License Agreement”) with Abbott Molecular Inc. (“Abbott”). Capitalized terms used in this section and not otherwise defined shall have the meaning ascribed to them in the Abbott License Agreement.

Pursuant to the Abbott License Agreement, the Company grants to Abbott an exclusive, worldwide, royalty-bearing license, with the right to sublicense, to make, have made, use, sell and import Licensed Products, which includes finished products used for the detection of the Company’s proprietary prostate cancer biomarkers in both urine and biopsied prostate tissue for differentiating clinically significant prostate cancer from other prostate conditions, and to use Patent Rights and Know-How covering the prostate cancer biomarkers.  The Company also grants to Abbott a co-exclusive, worldwide, royalty-bearing license for the performance of Laboratory Developed Tests for both urine and biopsied tissue tests, which are comprised of clinical laboratory testing of patient urine and/or prostate biopsy tissue samples to measure the licensed prostate cancer biomarkers.

In consideration of the Company granting the license to Abbott, Abbott will pay to the Company a one-time initial signing fee of $100,000.  In addition, with respect to the Licensed Products, Abbott will also pay milestone payments to the Company upon the achievement of certain events as follows:  $250,000 upon the completion of Phases 1 and 2, as described in the FDA Submission Plan; $250,000 upon completion of Phases 3 and 4, as described in the FDA Submission Plan; $500,000 upon the submission of either a 510(k) or a Pre-Market Approval (“PMA”) submission to the FDA; and $500,000 upon the receipt by Abbott of a written notification by the FDA of the approval of the applicable 510(k) or PMA submission.  The Company will also receive royalty payments as follows:  10% of Abbott’s Net Sales for Licensed Products with medical utility claims solely for use on prostate tissue samples, and 5% of Abbott’s Net Sales for Licensed Products with medical claims solely for use on urine samples.  The Company will also receive royalty payments on the Laboratory Developed Tests as follows:  10% of Abbott’s Net Sales for Laboratory Developed Tests performed on prostate tissue, and 5% of Abbott’s Net Sales for Laboratory Developed Tests performed on urine samples.  In addition to the royalty payments, with respect to urine-based Licensed Products, Abbott will also pay the Company certain amounts upon the achievement of sales milestones as follows:  after the sale of 50,000 tests in a calendar year, a fee of $200,000; after a sale of 200,000 tests in a calendar year, a fee of $750,000; and after the sale of 500,000 tests in a calendar year, a fee of $1,500,000.

Amendment to License Agreement with Clarient, Inc.

The Company amended (the “Amendment”) its License Agreement, dated July 31, 2007, with Clarient, Inc. (“Clarient”) on January 13, 2009.  Capitalized terms used and not otherwise defined in this paragraph are defined in the Amendment.  Pursuant to the terms of the Amendment, Clarient has a non-exclusive license (rather than an exclusive license) to make, use and sell any Licensed Product in the Field of Use within the Licensed Territory with respect to both the commercial reference laboratory field and the academic and research fields.  Clarient no longer has a right of first refusal with respect to additional biomarkers.  If at any time the Company develops and desires to sell, transfer, assign, or license to one or more third parties, any additional biomarkers, the Company may at its sole discretion offer such rights to Clarient.  As a result of modifying Clarient’s exclusive license to a non-exclusive one, Clarient’s royalty rate was reduced from 30% to 10% of the Clarient Net Proceeds received by Clarient or an Affiliate of Clarient with respect to all licensed laboratory tests performed during the term of the License.  The Company may no longer terminate the license granted to Clarient in its entirety if Clarient ceases entirely to have the ability to carry out the Test due to Clarient’s sole fault.

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License Agreement with Quest Diagnostics Incorporated

On January 30, 2009, the Company entered into a License Agreement (the “Quest License Agreement”) with Quest Diagnostics Incorporated (“Quest”). Capitalized terms used in this section and not otherwise defined shall have the meaning ascribed to them in the Quest License Agreement.

Under the terms of the Quest License Agreement, the Company grants to Quest and its Affiliates a non-exclusive license (without the right to grant sublicenses) for the Licensed Technology.  The license allows Quest to make, have made, use and sell any Licensed Uses in the United States for developing a test for and performing clinical laboratory diagnostic testing using gene biomarkers detected in patient urine samples for differentiating clinically significant prostate cancer from other prostate conditions.  Quest will have no instrument manufacturing rights under the license.

In consideration of granting the license to Quest, Quest will pay to the Company a license fee, which is due within thirty days of the execution of the Quest License Agreement, running royalty payments, certain milestone payments, and development fees.

A copy of the Abbott License Agreement is attached to this Current Report on Form 8-K as Exhibit 10.1.  A copy of the Amendment is attached to this Current Report on Form 8-K as Exhibit 10.2.  A copy of the Quest License Agreement is attached to this Current Report on Form 8-K as Exhibit 10.3.  Each of these documents is incorporated by reference in its entirety in this Item 1.01 disclosure.

Item 9.01 Financial Statements and Exhibits.

Exhibit 10.1        License Agreement between Health Discovery Corporation and Abbott Molecular Inc., dated January 30, 2009.

Exhibit 10.2        Amendment to License Agreement between Health Discovery Corporation and Clarient, Inc., dated January 13, 2009.

Exhibit 10.3        License Agreement between Health Discovery Corporation and Quest Diagnostics Incorporated, dated January 30, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HEALTH DISCOVERY CORPORATION

Dated: February 5, 2009	By:	/s/ Stephen D. Barnhill, M.D.
Stephen D. Barnhill, M.D.
Chief Executive Officer

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Exhibit 10.1

LICENSE AGREEMENT

This License Agreement (“Agreement”) is entered into as of January 30, 2009 (the “Effective Date”) by and between Health Discovery Corporation, a Georgia corporation having its principal place of business at 2 East Bryan Street, Suite #601, Savannah, GA 31401 (“HDC”), and Abbott Molecular Inc., a Delaware corporation having its principal place of business at 1300 East Touhy Avenue, Des Plaines, IL 60018 and its Affiliates (as defined below) (collectively “Abbott”).

WHEREAS, HDC and Abbott each desires to establish a collaboration and license relationship between them.

NOW, THEREFORE, the parties agree as follows:

Article 1 – Definitions

The following capitalized terms shall have the following meanings:

1.1
“Affiliate” of a party shall mean a corporation or other business entity controlled by, controlling or under common control with, such party.  For this purpose, control of a corporation or other business entity shall mean direct or indirect beneficial ownership of more than fifty percent (50%) of the voting interest in, or a greater than fifty percent (50%) interest in the equity of, such corporation or other business entity.

1.2
“Analyte Specific Reagent” or "ASR" shall mean the finished, packaged and labeled assembly of a Licensed Product in the form of assay components, purchased by commercial laboratories to test for the detection and/or quantification of an analyte under the United States Code of Federal Regulations, Title 21, Paragraphs 809.10, 809.30, 864.4010 and 864.4020.

1.3
“Change of Control” means (a) the acquisition of a party by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that results in the transfer of fifty percent (50%) or more of the voting securities of such party, (b) a sale of all or substantially all of the assets of a party, or (c) the acquisition by any person or other entity (other than a party and its Affiliates or employee benefit plans), including any person or group as defined in Paragraphs 3(a)(9) and 13(d), 14(d) and Rule 13d-5 of the Exchange Act of more than fifty percent (50%) of the voting securities of such party; provided, however, that no Change in Control shall occur by reason of (i) an initial public offering, or (ii) a reorganization, merger, consolidation or sale, the sole purpose of which is to change the state of a party’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held such party’s securities immediately before such transaction.

Confidential treatment has been requested pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934.
This exhibit has been provided to the Securities and Exchange Commission in unredacted form.

1.4	"Collaboration" shall mean that term as it is defined in Paragraph 2.1.

1.5
"Collaboration Term" means the time period commencing upon the Effective Date and continuing until the first to occur of the date three (3) years after such date or completion of the research contemplated by the FDA Submission Plan.

1.6
“Confidential Information” shall mean the terms and conditions of this Agreement, and all information developed by the parties pursuant to the Collaboration and all other disclosed by one party to the other in writing and clearly marked “Confidential” or, if communicated orally, specified as confidential at the time of disclosure and confirmed in writing within thirty (30) days after such oral communication and clearly marked “Confidential”; provided, however, that Confidential Information shall not include information that:

1.6.1                   is already in the public domain, or on or after the Effective Date comes into the public domain other than as a result of the wrongful disclosure by either party to this Agreement;

1.6.2                   is already known to the recipient as evidenced by prior-dated written documents already in the recipient’s possession, which documents were not furnished by the other party to this Agreement;

1.6.3                   is disclosed to the other party by any third party having the right to make that disclosure;

1.6.4                   is required by law to be disclosed in connection with the registration or filing with, or approval or certification from any governmental agency or body including, without limitation, the United States Food and Drug Administration, provided that the information is not the inventive subject matter of an unpublished patent application, or is required to be disclosed to comply with the terms of contractual relationships and provided that each party undertakes to use its best endeavors to maintain to the maximum extent possible and to make any third parties to whom such information is disclosed aware of the confidentiality of such information; or

1.6.5                   can be proven to have been independently developed by the party receiving the information under this Agreement without the aid, application or use in any way of Confidential Information received from the disclosing party.

1.7	"FDA Submission Plan" shall mean the plan for the Collaboration attached hereto as Exhibit C.

1.8
“Field” shall mean the use of a molecular diagnostic assay using the Licensed Prostate Markers in in vitro diagnostics relating to prostate cancer, including the detection of the presence or risk of prostate cancer, or the selection of therapy, or in a Research Application related to prostate cancer.

1.9
“First Commercial Sale” or “FCS” shall mean the first time, except in the context of a clinical trial, Abbott transfers title of Licensed Product to an independent third party for monetary consideration or provides a Diagnostic Test Service using Licensed Product to an independent third party for monetary consideration.

1.10
“IVD” shall mean an assay which claims an intended use, and is approved by a governmental regulatory body for sale, as an in vitro diagnostic kit, and which is not an ASR or labeled for “Research Use Only”, including an assay that is CE Marked.

1.11	"Joint Inventions" shall mean all new inventions jointly made, by the parties as part of the Collaboration.

1.12	“Joint Patent Rights” shall mean all patents and/or patent applications for Joint Inventions.

1.13
“Know-How” shall mean, without limitation, all trade secrets and technology, as well as non-patented, non-public inventions, improvements, discoveries, formulae, processes, data, and reagents discovered or developed by HDC, and owned or legally acquired by or licensed to HDC without restriction on dissemination and licensing, before or during the Collaboration Term, whether patentable or not, and which relate to the Field and the use of Licensed Prostate Markers in the Field.

1.14
“Laboratory Developed Test” shall mean the provision of test results from use of a Licensed Product or Licensed Products to assay a patient urine or prostate biopsy sample, to be entered into the medical history record of the patient providing the urine or prostate biopsy sample.

1.15
“Licensed Product(s)” shall mean finished products consisting of one or more nucleic acid detection reagents for the assay of one or more Prostate Marker(s) for use in the Field, the manufacture, use, sale or importation of which, but for the rights granted herein, would infringe a Valid Claim within Patent Rights.

1.16	“Net Sales” shall mean:

1.16.1                  The amount charged for Licensed Product to a non-Affiliated third party, less a lump sum of five percent (5%) to cover all usual deductions, such as cash discounts allowed and taken; amounts for transportation, insurance or shipping; amounts repaid, credited or rebated for rejections or returns of Licensed Product; and taxes and duties.  Net Sales shall not include Licensed Products used for clinical trials, research, evaluation of customer acceptance, charitable or humanitarian donations, commercial samples or other noncommercial uses as long as Abbott receives no financial compensation for such use or donation.

1.16.2                  If the price of Licensed Product sold by Abbott or its Affiliates is increased to include an amount to cover the amortized cost of an instrument system or other equipment or the cost of supplying maintenance for such system or equipment under a Reagent Agreement Plan, Reagent Rental Plan or other successor similar plan (collectively referred to as “RAP”), the Net Sales for such Licensed Product shall be reduced an additional ten percent (10%).

1.16.3                  In the event that Abbott or its Affiliates sells Licensed Product to a third party together with one or more other products (each a “Combination Product”), the Net Sales with respect to such Combination Product shall mean the price of such Combination Product billed to customers, less the allowances and adjustments above, multiplied by a percentage equal to the fraction A/(A+B), where A is the stand-alone market value of the Licensed Product and B is the stand-alone market value of the other product(s).

1.16.4                  The amount charged for Laboratory Developed Test to a non-Affiliated third party, less (i) any shortfall in the reimbursement amount from the amount charged, and (ii) a lump sum of five percent (5%) to cover all usual deductions, such as cash discounts allowed and taken; amounts for transportation, insurance or shipping; amounts repaid, credited or rebated for rejections or returns of Licensed Product; and taxes and duties.  Net Sales shall not include Laboratory Developed Tests used for clinical trials, research, evaluation of customer acceptance, charitable or humanitarian donations, commercial samples or other noncommercial uses as long as Abbott receives no direct financial compensation for such use or donation.

1.17	“Patent Rights” shall mean:

1.17.1                  all patent(s) and/or patent applications listed in Exhibit A hereto that are owned or controlled by HDC as of the Effective Date that are applicable to the use of the Licensed Prostate Markers in the Field;

1.17.2                  any additional patent and/or patent application(s) which, after the Effective Date and during the Collaboration Term, are solely owned or controlled by HDC and are free to be licensed and/or sublicensed by HDC and that are applicable to the Field (for the avoidance of doubt, such additional patent and/or patent application(s), including, without limitation, (a) patents and applications acquired or licensed by HDC from third parties that are applicable to the Field, and (b) such patents and applications covering New Inventions owned solely by HDC that are applicable to the Field; and

1.17.3                  any and all divisions, continuations, continuations-in-part, renewals, reissues, extensions and supplemental protection certificates of any of the patent applications and patents described in the foregoing clauses of this Paragraph 1.17.

1.18
 “Licensed Prostate Markers” shall mean one or more of the nucleic acid detection targets identified in Exhibit B that are present in a urine or prostate biopsy sample useful for the diagnostic identification, classification, therapeutic response prediction or monitoring of prostate cancer.

1.19
"Research Application" shall mean use of a Licensed Product or component thereof for research and clinical research applications.  For purposes herein, the performance of a clinical trial using a Licensed Product during the Collaboration shall be deemed a Research Application.

1.20	"FDA Submission Plan" shall mean the plan for the Collaboration attached hereto as Exhibit C.

1.21	“RUO” shall mean "research use only", as defined in United States Code of Federal Regulations, Title 21, Paragraph 809.10(c)(2)(i).

1.22	“Territory” shall mean all the countries in the world.

1.23	“Utility” means the application for a Licensed Product, being (a) RUO, (b) an ASR, or (c) an IVD for any medical utility.

1.24
“Valid Claim” shall mean any claim of an issued and unexpired patent within Patent Rights or Joint Patent Rights exclusively licensed to Abbott, which claim has not been held invalid or unenforceable by a non-appealable decision of a court or governmental agency having competent jurisdiction.

Article 2 - The Collaboration, Materials and Data

2.1
Collaboration.  During the Collaboration Term and pursuant to the FDA Submission Plan, Abbott and HDC agree to collaborate on the performance of the necessary validation studies and clinical trial(s), and the preparation of and submission to the U.S. Food and Drug Administration (“FDA’) of either a 510(k) or PMA application seeking the necessary authorization from the FDA for the U.S. marketing, use and sale with associated claims of medical utility of a prostate cancer diagnostic assay (the “Collaboration”).  For purposes of the Collaboration, the parties acknowledge and agree that:

2.1.1                    The FDA Submission Plan specifies the responsibilities of the parties for the clinical trial activities, and may be modified only by a writing executed by both parties; and

2.1.2                    Initially, Abbott will be solely responsible for the preparation and submission of the 510(k) or PMA application to the FDA.  Abbott will provide a draft of the submission to HDC for its comment at least thirty (30) days before the actual filing with the FDA. However, the parties may agree in writing to a change in the allocation of responsibility.  In this event, any such writing will modify the FDA Submission Plan to establish each party’s responsibilities and whether any additional time or funding is required.

During the Collaboration Term, HDC agrees to exclusively collaborate with Abbott on the performance of the clinical trials and submission to the FDA.

2.2
Exchange of Materials.  During the Collaboration Term, HDC will provide materials (“HDC Materials”), including, without limitation, test reagent samples and clinical samples, to Abbott, and Abbott will provide materials, including, without limitation, test reagents and clinical samples necessary to complete the Collaboration (collectively, “Abbott Materials”) to HDC for the purposes described in the FDA Submission Plan.  Each shall do so at its sole cost and expense.  The parties shall comply with all applicable laws, rules and regulations in the packaging and shipment of the HDC Materials and Abbott Materials, as applicable (collectively, “Materials”).  Abbott Materials are and shall remain the sole property of Abbott.  HDC Materials are and shall remain the sole property of HDC. Each party shall use Materials of the other party solely for the Collaboration and shall not provide them to any third party for any purpose without the other party’s prior written consent.  Materials shall not be used for purposes of reporting of patient results, except in the course of a clinical trial whose protocol expressly provides for such reporting.

2.3
Additional and New Prostate Markers.  Abbott and HDC may each separately bring additional prostate markers (“Additional Prostate Markers”) into the Collaboration for investigation in combination with one or more of the Licensed Prostate Markers identified in Exhibit B.  The parties may also decide to collaborate on discovery of new prostate markers (“New Prostate Markers”), with either Abbott or HDC providing urine or tissue samples that may exhibit such New Prostate Markers.  Any such New Prostate Markers discovered in the Collaboration will be jointly owned by Abbott and HDC and subject to the provisions of Paragraphs 8.5 and 8.6 hereof.

2.4
Disclosure of Data.  All data and other relevant information generated by a party pursuant to the Collaboration shall be promptly and fully disclosed to the other party, and shall be freely usable for internal use and any regulatory submission by the other party subject to the confidentiality provisions of Article 7 and intellectual property provisions of Article 8.

2.5
Reporting.  At regular intervals to be determined and documented by the parties, each party shall submit progress and other written status reports as reasonably requested by the other party.  Additionally, the parties shall hold regular meetings, alternating between their respective headquarters, at least quarterly, to review and discuss such progress.

Article 3 - Payments

3.1
Signing Fee. Promptly after execution of this Agreement by both parties, Abbott shall pay to HDC a one-time Signing Fee of One-Hundred-Thousand U.S. Dollars ($100,000.00).  This Signing Fee shall be non-refundable and non-creditable towards royalties.

3.2	Phase 1 and 2 Completion Milestone Fee.

3.2.1                    Upon completion of both Phases 1 and 2 described in the FDA Submission Plan, Abbott shall pay to HDC a one-time Phase 1 and 2 Completion Milestone Fee of Two-Hundred-Fifty-Thousand U.S. Dollars ($250,000.00).  This Phase 1 and 2 Completion Milestone Fee shall be non-refundable and non-creditable towards royalties.

3.3
Phase 3 and 4 Completion Milestone Fee.  Upon completion of both Phases 3 and 4 described in the FDA Submission Plan, Abbott shall pay to HDC a one-time Phase 3 and 4 Completion Milestone Fee of Two-Hundred-Fifty-Thousand U.S. Dollars ($250,000.00).  This Phase 3 and 4 Completion Milestone Fee shall be non-refundable and non-creditable towards royalties.

3.4
FDA Submission Milestone Fee.  Promptly after the filing by Abbott with the FDA of either a 510(k) or PMA submission, Abbott shall pay to HDC a one-time FDA Submission Fee of Five-Hundred-Thousand U.S. Dollars ($500,000.00).  This Fee shall also be irrevocable and non-creditable against any royalty obligation.

3.5
FDA Approval Fee.  Promptly after the receipt by Abbott of a written notification from the FDA of the approval of the applicable 510(k) or PMA submission, Abbott shall pay to HDC a one-time FDA Approval Fee of Five-Hundred-Thousand U.S. Dollars ($500,000.00).  This Fee shall also be irrevocable and non-creditable against any royalty obligation.

Article 4 - License Terms and Royalty.

4.1	License Grant.

4.1.1            Exclusive License: HDC hereby grants Abbott an exclusive, worldwide, royalty-bearing license and right to make, have made, use, sell and import Licensed Products, with the right to sublicense, under Patent Rights, under HDC’s interest in Joint Patent Rights and Know-How.  The exclusive license granted herein shall be exclusive even as to HDC with respect to the making, have made, sale and import of Licensed Products.

4.1.2            Co-Exclusive License:  HDC hereby grants Abbott a, co-exclusive, worldwide, royalty-bearing license for the performance of Laboratory Developed Tests, including the right to make and have made and import Licensed Products used in the performance of Laboratory Developed Tests, which co-exclusive license will be shared with the co-licensees identified in Exhibit D hereto.    For as long as this Agreement remains in effect, apart from the identified co-licensees, HDC shall not retain nor have any right to grant further sublicenses.

4.2	Royalty.

4.2.1                    For each Licensed Product that is sold by Abbott, Abbott shall pay HDC a running royalty equal to:

(a)    For Licensed Products with medical utility claims solely for use on prostate tissue samples, ten percent (10%) of Abbott’s Net Sales of such Licensed Product; and

(b)    For Licensed Products with medical utility claims solely for use on urine samples, five percent (5%) of Abbott’s Net Sales of such Licensed Product

4.2.2                    For each Laboratory Developed Test that is sold by Abbott, Abbott shall pay HDC:

(a)    a running royalty equal to ten percent (10%) of Abbott’s Net Sales of such Laboratory Developed Test performed on a prostate tissue; or

(b)    a running royalty equal to five percent (5.0%) of Abbott’s Net Sales of such Laboratory Developed Test performed on a urine sample.

4.2.3            Abbott shall make all such payments in respect of running royalties within forty-five (45) days after the end of each calendar quarter following the FCS.

4.3
Sales Milestones.  Upon the sale by Abbott of the specified number of Licensed Products with a medical utility claim for use on a urine sample, Abbott agrees to pay HDC, promptly after reaching each Sales Milestone:

(a)               1st Sales Milestone:  After the sale of Fifty-thousand (50,000) tests in a calendar year, a one-time 1st Sales Milestone Fee of Two-Hundred-Thousand U.S. Dollars ($200,000.00);

(b)               2nd Sales Milestone: After the sale of Two-hundred-thousand (200,000) tests in a calendar year, a one-time 2nd Sales Milestone Fee of Seven-Hundred-Fifty-Thousand U.S. Dollars ($750,000.00); and

(c)               3rd Sales Milestone:  After the sale of Five-hundred-thousand (500,000) tests in a calendar year, a one-time 3rd Sales Milestone Fee of One-Million-Five-Hundred-Thousand U.S. Dollars ($1,500,000.00);

The fees payable under Paragraph 4.3 shall not be creditable against the running royalty obligation of Paragraph 4.2.  Abbott shall make all such payments under Paragraph 4.2.3 within forty-five (45) days after the end of each calendar quarter in which the Sales Milestone is reached.

4.4
Required Third Party Licenses.  In the event one or more third party licenses are required, in Abbott’s reasonable judgment, for Abbott to commercialize a Licensed Product or Laboratory Developed Test, then Abbott may reduce the running royalty otherwise payable to HDC for such Licensed Product under Paragraph 4.2.1 and 4.2.2 by the percentage amount of any running royalty payable by Abbott under such third-party license; provided, that such reduction may not be more than fifty percent (50%) of the rates specified in Paragraphs 4.2.1 and 4.2.2.

Article 5- Warranties and Representations

5.1	HDC. HDC warrants and represents to Abbott that:

5.1.1                    to the best of its knowledge, it has the full legal right to grant Abbott the licenses to Patent Rights provided herein;

5.1.2                    during the Collaboration Term, HDC will not collaborate with any third party with respect to any portion of the Collaboration or the development of any IVD assay covered by Patent Rights;

5.1.3                    to the best of its knowledge, no third party is challenging in any jurisdiction the validity of any of the Patent Rights;

5.1.4                    Exhibit A lists all patent(s) and/or patent applications owned or controlled by HDC as of the Effective Date that are applicable to the Field;

5.1.5                    it has not received any written or oral communication asserting that the HDC 4-gene expression assay for prostate cancer to be tested in Phase 1 of the Validity Studies of the FDA Submission Plan, infringes any intellectual property right, including any patent right, owned or controlled by any third party;

5.1.6                    it has the corporate power and authority to enter into this Agreement and the person executing this Agreement on behalf of HDC has been authorized to do so;

5.1.7                    the terms of this Agreement do not conflict with or violate any contract binding upon HDC; and

5.1.8                    it has not granted and will not grant to any third party, including the co-exclusive licensees listed in Exhibit D, any rights under  Patent Rights to make, have made, import or sell Licensed Products.

5.2
Abbott.  Abbott warrants and represents to HDC that it has the corporate power and authority to enter into this Agreement, that the person executing this Agreement on behalf of Abbott has been authorized to do so, and that the terms of this Agreement do not conflict with or violate any contract binding upon Abbott.

5.3
Limitation of Liability.  IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER UNDER ANY CIRCUMSTANCES FOR ANY INDIRECT, CONSEQUENTIAL, INCIDENTAL OR SPECIAL DAMAGES, INCLUDING LOST PROFITS, RESULTING FROM THE PARTY’S PERFORMANCE OR FAILURE TO PERFORM UNDER THIS AGREEMENT.

Article 6 - Term and Termination

6.1
Term.  This Agreement shall become effective on the Effective Date and shall terminate upon the expiration of the last to expire of Patent Rights licensed hereunder, unless sooner terminated as provided herein.

6.2	Termination for Cause. Either HDC or Abbott may unilaterally terminate this Agreement upon thirty (30) days written notice to the other in the event of:

6.2.1                    the non-terminating party’s insolvency; or

6.2.2                    a material breach of the Agreement by a party, which breach is not cured within thirty (30) days of notice of such breach by the other party.

6.3	Abbott’s Termination Right. Abbott may unilaterally and without cause terminate this Agreement upon ninety (90) days notice to HDC. .

6.4	Survival. Paragraph 5.3, Articles 7, 8, 9 (subject to Paragraph 9.4) and 10 shall survive termination of this Agreement.

Article 7 - Confidential Information

7.1
Confidential Treatment.  A party receiving the Confidential Information (“Receiving Party”) of the other party (“Disclosing Party”) agrees to hold that Confidential Information in trust and confidence for Disclosing Party.  A Receiving Party will not use Confidential Information other than for the purposes of this Agreement.  Each party shall, to the extent applicable hereunder, provide the other party with patient information as allowed by law and the Receiving Party shall maintain the confidentiality of all such patient information as required by law.

7.2
Limitation of Dissemination.  A Receiving Party will only disclose Confidential Information received hereunder, whether oral or in writing, in tangible, intangible or electronic format, to those persons within the Receiving Party’s organization or its agents (a) who have a need to know the Confidential Information in order to perform the Receiving Party’s obligations under this Agreement, (b) who have been informed of the confidential nature of the Confidential Information, and (c) who are obligated to maintain the confidentiality of the Confidential Information consistent with the terms of this Agreement.

7.3	Standard of Care. A Receiving Party will treat the Confidential Information of the Disclosing Party with the same care as the Receiving Party’s own proprietary information of like kind.

7.4
Handling of Information.  A Receiving Party shall not (a) reverse engineer or otherwise exploit the Confidential Information in violation of this Agreement, and (b) remove or export from the United States or re-export any of such Confidential Information or any direct product thereof except in compliance with and with all licenses and approvals required under applicable export laws and regulations, including, without limitation, those of the U.S. Department of Commerce.

7.5
Compelled Disclosure.  In the event that a Receiving Party is ordered by a court of competent jurisdiction or is compelled by law, order or regulation of a governmental agency or by subpoena to disclose all or any portion of the Confidential Information of the Disclosing Party to a third party, the Receiving Party shall give the Disclosing Party prompt notice of such order or subpoena, together with a copy thereof, so that the Disclosing Party may seek an appropriate protective order, if applicable.  If, in the absence of a protective order, the Receiving Party is nonetheless compelled to disclose Confidential Information, the Receiving Party may disclose such information without liability hereunder; provided, however, that the Receiving Party gives the Disclosing Party notice of the Confidential Information to be disclosed as far in advance of its disclosure as is practicable and the Receiving Party uses its best efforts to obtain assurances that confidential treatment will be accorded to such Confidential Information.

7.6
Return of Confidential Information.  Upon termination of this Agreement, the Receiving Party will return to the Disclosing Party or destroy all written Confidential Information, as well as any copies thereof, and will promptly destroy all memoranda, notes and other writings (whether in tangible, intangible or electronic format) prepared by the Receiving Party or on the Receiving Party’s behalf based upon the Confidential Information of the Disclosing Party, except that the Receiving Party may retain one (1) copy of such Confidential Information for archival purposes, which copy shall be subject to obligations set forth herein.  The Receiving Party shall also provide the Disclosing Party with a certificate of an appropriate representative of the Receiving Party to the effect that the Receiving Party has fully complied with the requirements of this Paragraph.

7.7
Injunctive Relief.  Receiving Party acknowledges that the Confidential Information of Disclosing Party has been developed by Disclosing Party with substantial effort and at substantial cost and therefore has value to Disclosing Party, and that the breach of any of the provisions of this Agreement could cause Disclosing Party irreparable injury for which no adequate remedy at law exists.  Accordingly, Disclosing Party shall have the right, in addition to any other rights it may have to seek from any court having jurisdiction a temporary or permanent restraining order or injunction restraining or enjoining Receiving Party from any violation of this Agreement.

Article 8 - Inventions

8.1
Ownership of Existing Inventions.  Existing inventions and technologies of HDC and Abbott as of the Effective Date (including, without limitation, Licensed Prostate Markers and Additional Prostate Markers that each separately bring to the Collaboration) shall respectively remain the sole and separate property of HDC and Abbott and the ownership thereof shall not be affected by this Agreement.  Except for the license granted Abbott hereunder, neither party shall have any claims to or rights in such existing inventions and technologies of the other party.

8.2
Ownership of New Inventions.  Any new invention, development or discovery relating to the Field or New Prostate Markers for the Field conceived, made or reduced to practice by either party as part of the Collaboration, the FDA Submission Plan or with the use of Materials of the other party (each a “New Invention”) shall be promptly disclosed in writing to the other party.  Each party shall retain sole ownership in each Invention made solely by that party.

8.3	Patent Prosecution and Maintenance.

8.3.1                    HDC shall pay all costs associated with the filing, prosecution and maintenance of patent applications and issued patents within the Patent Rights.

8.3.2                    HDC shall notify Abbott of any change in status of patents and/or patent applications listed in Exhibit A and of the filing of any patent applications within the scope of the Patent Rights within sixty (60) days of any such change.  HDC shall update Exhibit A at least annually to reflect any such changes.  In the event any of the Patent Rights shall become involved in an opposition or interference proceeding, HDC shall manage the proceeding, at its own expense, and shall keep Abbott informed of the status of any such proceeding and may consider Abbott’s views in formulating HDC’s strategy in the proceeding.

8.3.3                    For New Inventions owned solely by HDC, HDC shall prepare, apply for and maintain issued patents for such New Inventions throughout the Territory in such countries and in such manner as HDC shall determine after reasonable consideration of the views of Abbott.

8.3.4                    If HDC elects not to file a patent application for a New Invention solely owned by HDC or to abandon an existing issued patent or pending patent application within the Patent Rights or do so in any particular jurisdiction within the Territory, HDC shall notify Abbott within a time sufficient for Abbott to familiarize itself with the case and make a decision before abandoning or failing to pursue the relevant issued patent or pending application.  Abbott shall have thirty (30) days from the date of such notice within which it may notify HDC that Abbott has elected to assume the obligation and costs of filing and prosecuting or maintaining such patent application or issued patent.  If Abbott elects to assume such obligation and costs, HDC shall assign its rights in the relevant patent application or issued patent to Abbott for only the affected jurisdiction(s); provided, however, that such assignment shall be coupled with the grant by Abbott to HDC of a fully-paid, nonexclusive license, without the right to sublicense, in the assigned patent application or issued patent for internal research purposes only.  Any patent application or issued patent assigned to and maintained by Abbott provided in this subparagraph shall not be considered Patent Rights under this Agreement and Abbott shall have no royalty or fee obligations to HDC for Abbott’s commercial use under such patent applications or issued patents.

8.4	Joint Inventions.

8.4.1                    Each Joint Invention shall be jointly owned by the parties and each party shall have an undivided interest in such Joint Inventions and any Joint Patent Rights resulting therefrom, including the rights to commercialize Joint Inventions and grant licenses to third parties under the Joint Patent Rights.  Inventorship for Joint Patent Rights shall be determined in accordance with U.S. patent law.

8.4.2                    Neither party will file applications for U.S. or foreign patents for a Joint Invention without first consulting the other party.  In the event that both parties agree to file an application for a patent for a Joint Invention, the parties will share equally all costs associated with filing, prosecuting, and maintaining Joint Patent Rights directed to any Joint Invention.  The parties will mutually agree which of them will be responsible for filing, prosecution, and maintenance of a particular patent application or patent based upon the relative contribution of each party to the related Joint Invention.

8.4.3                    The filing party shall make commercially reasonable efforts to minimize the cost of the filing and prosecution of patent applications for Joint Inventions and neither shall charge the other for overhead costs associated with prosecution undertaken by employed, in-house patent counsel of the filing party.  The filing party shall promptly provide the non-filing party with copies of papers regarding the prosecution of such applications (including, without limitation, all patent office actions, any response to any office action affecting the scope or nature of the Joint Invention) and will use commercially reasonable efforts to consult with the non-filing party regarding its interest in the application and seek claims reasonably consistent with the interests of the non-filing party prior to making any such claims or responding to any office action relating thereto.

8.4.4                    The non-filing party agrees to provide all reasonable assistance and cooperation to the filing party, including the execution of documents.

8.4.5                    Either party may elect at any time not to participate in the filing of a patent application or maintaining an issued patent for a Joint Invention by giving notice to the other and assigning all of its rights in such Joint Invention (including, without limitation, all related Joint Patent Rights) to the other party.  The party making such election shall have no further obligations to undertake or underwrite the cost, as the case may be, to prosecute, maintain, and enforce any such Joint Patent Right, except as to costs and expenses that have accrued prior to such assignment.

8.4.6                    Each party will bring to the attention of the other party any third party infringement of any patent for a Joint Invention of which it becomes aware.  Neither party will enforce any U.S. or foreign patents for a Joint Invention against a third party without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed.  In the event that both parties agree to enforce a patent for a Joint Invention, the parties will use good faith efforts to determine which party will be responsible for enforcement of such Joint Patent Rights against such third party infringers and apportion the costs of enforcement based upon the commercial interest of each party to the infringing activity.  The parties will apportion any recoveries based upon their contributions to the cost of enforcing such patent.

8.4.7                    Neither party will grant a license to any third party to any U.S. or foreign patents for a Joint Invention without the prior written consent of the other party.  In the event that either party grants a license to a patent for a Joint Invention, the parties will share equally in the gross revenues, including, but not limited to, license fees and royalties, realized for the license to the Joint Invention by the licensing party.  Payments shall be made within forty-five (45) days after the end of each calendar quarter and accompanied by a report, setting forth the gross amounts received from the license).  Upon reasonable request, the reporting party shall provide the requesting party copies of applicable reports due from the license under the license relating to royalties payable to the licensor party.  Such reports shall constitute the licensor party’s Confidential Information and shall be returned to the licensor party after the requesting party has had a reasonable opportunity to review the reports.

8.4.8                    If after good faith negotiations the parties cannot reach agreement as to any dispute regarding Joint Inventions and Joint Patent Rights, the dispute may be submitted to Alternative Dispute Resolution as provided for in Paragraph 10.12.

Article 9- Indemnification

9.1
HDC.  HDC shall indemnify, defend and hold harmless Abbott and its Affiliates, employees, officers, directors and agents from and against any suit, proceeding, claim, liability, loss, damage, costs or expense, including reasonable attorneys’ fees, which Abbott may hereinafter incur, suffer, or be required to pay arising out of or resulting from (a) any breach by HDC of the representations and warranties set forth in Paragraph 5.1 of this Agreement, and (b) any injury or other harm caused solely by HDC in carrying out its obligations pursuant to the Collaboration.

9.2
Abbott.  Abbott shall indemnify, defend, and hold harmless HDC and its Affiliates, employees, officers, directors and agents from and against any suit, proceeding, claim, liability, loss, damage, costs or expense, including reasonable attorneys’ fees, which HDC may hereinafter incur, suffer or be required to pay arising out of or resulting from (a) any breach by Abbott of the representations and warranties set forth in Paragraph 5.2 of this Agreement, and (b) any injury or other harm caused solely by Abbott in carrying out its obligations pursuant to the Collaboration.

9.3
Notice and Cooperation.  With respect to any claim for which a party seeks indemnification from the other hereunder, the party seeking indemnification shall provide prompt notice to the other of the claim for which indemnification is sought, shall provide reasonable cooperation and assistance to the indemnifying party in the defense of such claim, and shall not settle or otherwise compromise such claim without the indemnifying party’s prior written consent.

9.4
Termination of Indemnification Obligations.  All obligations for indemnification on the part of parties hereto shall expire two (2) years from the date of termination of this Agreement, except with respect to claims for indemnification made prior to the end of such two (2) year period.

Article 10 - Miscellaneous

10.1
Notices.  Any notice, report, payment or statement required or permitted under this Agreement shall be considered to be given in writing when sent by certified mail (return receipt requested), postage prepaid, or faxed then mailed, or if sent via courier and addressed to the party for whom it is intended at its address of record.  The record addresses of the parties are as follows:

If to HDC:	Chairman and CEO
Health Discovery Corporation
2 East Bryan Street, Suite #601
Savannah, GA 31401
FAX: (912) 443-1989

with a copy to:
Procopio, Cory, Hargreaves & Savitch LLP
530 B Street, Suite 2100
San Diego, CA 92101
Fax: 619-744-5478
Attn: Eleanor M. Musick, Esq.

If to Abbott:	Director, Licensing & Business Development
Abbott Molecular Inc.
1300 E. Touhy Ave, 3C
Des Plaines, IL 60018-3315
Fax: (224) 361-7054
With a copy to:

VP, Domestic Legal
Abbott Laboratories
Dept. 322, Bldg. AP-6A
100 Abbott Park Road
Abbott Park, IL 60064-6049
Fax: (847) 938-1206

10.2	Compliance with Laws. The parties will comply with applicable laws in conducting the Collaboration, including, if applicable, any requirements for Institutional Review Board approval.

10.3	No Partnership. The parties do not intend to create any partnership, joint venture or agency relationship under this Agreement.

10.4
Use of a Party’s Name.  Neither party will, without the prior written consent of the other party, (a) use in advertising, publicity or otherwise, the name of any employee or agent, any trade-name, trademark, trade device, service mark, symbol, or any abbreviation, contraction or simulation thereof owned by the other party, or (b) represent, either directly or indirectly, that any product or service of the other party is a product or service of the representing party or that it is made in accordance with or utilizes the information or documents of the other party.

10.5
Entire Agreement.  This Agreement and all attached Exhibits contain the entire agreement and understanding between the parties as to its subject matter.  It merges all prior discussions between the parties and neither party will be bound by conditions, definitions, warranties, understandings, or representations concerning such subject matter except as provided in this Agreement or as specified on or subsequent to the Effective Date of this Agreement in a writing signed by properly authorized representatives of the parties.  This Agreement may only be modified by written agreement duly signed by persons duly authorized on behalf of both HDC and Abbott.

10.6
Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns.  Notwithstanding the foregoing, neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party which will not be unreasonably withheld; provided, however, that either party may transfer its rights and obligations without the consent of the other party (a) upon a Change in Control, or (b) to any of its Affiliates provided that the assigning party guarantees the performance of its Affiliate.

10.7
Waiver.  The failure of a party in any instance to insist upon the strict performance of the terms of this Agreement will not be construed to be a waiver or relinquishment of any of the terms of this Agreement, either at the time of the party’s failure to insist upon strict performance or at any time in the future, and such terms will continue in full force and effect.

10.8
Severability.  Each clause of this Agreement is a distinct and severable clause and if any clause is deemed illegal, void or unenforceable, the validity, legality or enforceability of any other clause or portion of this Agreement will not be affected thereby.

10.9
Governing Law.  The rights and obligations of this Agreement will be governed and construed in accordance with the laws of the State of Delaware, United States of America (excluding and without regard to its or any other jurisdiction’s rules concerning conflicts of laws).

10.10
Titles.  All titles and articles headings contained in this Agreement are inserted only as a matter of convenience and reference.  They do not define, limit, extend or describe the scope of this Agreement or the intent of any of its provisions.

10.11
Alternative Dispute Resolution.  The parties recognize that a dispute as to certain matters (other than those specified in Exhibit E) may arise from time to time during the term of this Agreement which relates to either party's rights and/or obligations under this Agreement.  The parties agree to resolve any such dispute exclusively according to the provisions set forth in Exhibit E.  Notwithstanding the foregoing, any dispute between the parties relating to patent validity and enforceability shall not be resolved under this Paragraph 10.11, nor by any other form of alternative dispute resolution, but rather by litigation in U.S. Federal Court.

10.12	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original, and all of which together shall constitute one and the same instrument.

In witness thereof, HDC and Abbott have duly executed this Agreement as of the Effective Date.

ABBOTT MOLECULAR INC.		HEALTH DISCOVERY CORPORATION

By	/s/ Stafford O’Kelly	By	/s/ Stephen D. Barnhill, M.D.
	Stafford O’Kelly		Stephen D. Barnhill, M.D.
	President		Chairman and CEO

Date	January 30, 2009	Date	January 30, 2009

Exhibit A

Patent(s) or Patent Application(s)

Country/Region	Patent/ Publication/ Application No.	Title
U.S.	7,117,188	Method of Identifying Patterns in Biological Systems and Uses Thereof
U.S.	12/025,724	Biomarkers Upregulated in Prostate Cancer
U.S.	12/242,264	Biomarkers Overexpressed in Prostate Cancer
U.S.	12/327,823	Methods for Screening, Predicting and Monitoring Prostate Cancer
U.S.	12/349,437	Methods for Screening, Predicting and Monitoring Prostate Cancer
Australia	2002253879	Methods of Identifying Patterns in Biological Systems and Uses Thereof
Canada	2,435,254	Method of Identifying Patterns in Biological Systems and Uses Thereof
Europe	1459235	Method of Identifying Patterns in Biological Systems and Uses Thereof
Japan	2002-560076	Method of Identifying Patterns in Biological Systems and Uses Thereof
Europe	1828917	Biomarkers for Screening, Predicting, and Monitoring Prostate Disease

Exhibit A - 1

Exhibit B

LICENSED PROSTATE MARKERS

Num	Archival Unigene ID	Current Unigene ID	Symbol	Affy probe	Pathway	Target Description
12337	Hs.7780	Hs.480311	DKFZp564	212412_at	Unknown	Consensus includes :AV715767 /FEA=EST /DB_XREF=gi:10797284 /DB_XREF=est:AV715767 /CLONE=DCBATH02 /UG=Hs.7780 Homo sapiens mRNA; cDNA DKFZp564A072 (from clone DKFZp564A072)

9373	Hs.21293	Hs.492859	UAP1/AGX-1	209340_at	Aminosugar metabolism
gb:S73498.1 /DEF=Homo sapiens AgX-1 antigen
mRNA; complete cds. /FEA=mRNA /PROD=AgX-1 antigen /DB_XREF=gi:688010 /UG=Hs.21293 UDP-N-
acteylglucosamine pyrophosphorylase 1
/FL=gb:AB011004.1 gb:NM_003115.1 gb:S73498.1

876	Hs.79037	Hs.476231	HSPD1	200807_s_at	Mitochondrial control of apoptosis
gb:NM_002156.1 /DEF=Homo sapiens heat shock
60kD protein 1 (chaperonin) (HSPD1); mRNA.
/FEA=mRNA /GEN=HSPD1 /PROD=heat shock 60kD
protein 1 (chaperonin) /DB_XREF=gi:4504520
/UG=Hs.79037 heat shock 60kD protein 1 (chaperonin)
/FL=gb:BC002676.1 gb:BC003030.1 gb:M34664.1 gb:M22382.1 gb:NM_002156.1

1961		Hs.75432	IMPDH2	201892_s_at	de novo guanine nucleotide biosynthesis
gb:NM_000884.1 /DEF=Homo sapiens IMP (inosine
monophosphate) dehydrogenase 2 (IMPDH2); mRNA.  /FEA=mRNA /GEN=IMPDH2 /PROD=IMP
(inosine monophosphate) dehydrogenase 2
/DB_XREF=gi:4504688 /UG=Hs.75432 IMP (inosine
monophosphate) dehydrogenase 2 /FL=gb:J04208.1
gb:NM_000884.1

Exhibit B - 1

Exhibit C

FDA Submission Plan

Feasibility & Validation Studies

I.         Costs and Performance Site for Phase 1 and 2:

Abbott and HDC agree to have the experimental testing of Phase 1 and 2 performed at *, with *, as the principal investigator.  HDC already has a experimental testing agreement in place with * that will cover the performance of Phase 1 and 2.  HDC warrants that it has the right under the agreement with * to transfer the data resulting from Phase 1 and 2 testing to Abbott and that Abbott has the  royalty-free right to use the data in any regulatory submission.  Abbott shall be responsible for payment to HDC of *’s actual costs for performance of the Phase 1 and 2 experimental testing, up to a maximum of One-Hundred-Thousand Dollars ($100,000.00).  HDC shall be responsible for payment to * of all costs in excess of the One-Hundred-Thousand Dollars ($100,000.00).  Abbott shall make the payments to HDC within thirty (30) days of receipt of invoice from HDC, and HDC shall make the payment to * for any excess costs within thirty (30) days of receipt of notice from Abbott.

II.        Phase 1 (expected duration 1.5 months):  Develop an assay for the 4-gene prostate cancer test in prostate cancer cells present in urine.

The objective of this phase of the study is to develop the HDC 4-gene expression assay in urine. The assay may be done in up to four separate RT-PCR reactions or in one or more multiplex groupings.  The urine sediment containing the tumor cells, obtained after centrifugation, will be extracted to obtain mRNA.   Primers and probes for real time, RT-PCR assays will be developed by HDC for the 4 genes of interest and for 5 potential candidates to serve as the reference (housekeeping) genes.  While the B2M was the most stable gene in the preliminary studies, a re-evaluation of all five gene candidates will be required.  One or more may be selected as the reference gene(s) for the 4-gene assay.  In this first phase of the study, prostate cancer cells obtained from tissue culture will be used, and preparations of tissue culture cells will be spiked into urine containing RNAse enzyme inhibitors.

The collection of patient urine, serum and tissue specimens for both Phase 1 and 2 will be initiated and the specimens properly stored beginning immediately upon IRB approval. This will allow specimen collection to be completed in advance of the start of Phase 2.

Exhibit C - 1

Phase 1 Feasibility Results Completion Standard:

The successful completion of Phase I will be the demonstration of “Feasibility” for the assay, and will be determined by Abbott in its sole discretion.  Feasibility will be demonstrated by showing an ability of the assay to identify prostate cancer as present based on an elevated expression of the genes of interest in prostate cells in urine specimens compared to the background expression levels of the normal epithelial cells, using a cut-off that will have *% sensitivity and *% specificity.

III.                  Phase 2 (expected duration 2 months):  Assess the utility of the 4-gene urine test for prostate cancer detection.

The objective of the Phase 2 validation study is to determine if the assay can detect cancer cells in urine from patients with prostate cancer with a high degree of sensitivity.  Urine samples obtained from * patients with prostate cancer will be tested. The testing will be done on urine samples obtained pre and post prostatectomy.  Greater than or equal to *% sensitivity on pre-op specimens is expected, with all urine positive patients becoming negative when tested one month post-prostatectomy.

A control group of * non-prostate cancer subjects will be tested in a similar fashion on two specimens collected one month apart.  One control group of * subjects will be less than 30 years old and have a serum PSA value less than 1.0 ng/mL and the second control group will have serum PSA value greater than 2.5 ng/mL and less than 10ng/mL and will have had one previous negative biopsy.  The HDC 4-gene test developed in Phase 1 will be performed on these patients before the second biopsy is performed. The result of the HDC 4-gene test will then be compared to the result of the second biopsy. Control subjects with low PSA are likely to have no prostatic enlargement, while subjects with PSA values greater than 2.5 ng/mL will likely have some degree of prostatic enlargement (BPH).  All of the subjects in the control group with a PSA value less than 1ng/mL are expected to have negative results for the urine gene test. Greater than or equal to *% specificity is expected. Serum PSA testing will be performed on all subjects at each time of a urine collection.

For the * cancer subjects, the Gleason Score will be determined and the total tumor volume obtained from the prostatectomy tissue will be measured.  The urine HDC 4-gene score for low grade (Gleason Score), low volume subjects as well as those with high grade, high volume cancers will be compared.

In addition, in the * cancer subjects, cancer cells from the formalin fixed tissue slide will be obtained by micro dissection after being carefully identified by the pathologist, and the assay tissue score will be compared with the respective assay urine score.

Exhibit C - 2

Phase 2 Results Completion Standard:

The successful completion of Phase 2 will be determined by Abbott in its sole discretion, and will be: (i) the demonstration of performance for the assay of sensitivity greater than or equal to *% and specificity greater than or equal to *%, and (ii) demonstration of informative test results for informative urine specimens collected without DRE (success rate) based on sufficient quantity of tumor mRNA for evaluation of greater than or equal to *%.  Specificity will be reported against normal and BPH subjects.

IV.                  Phase 3 and 4 studies (below) will be initiated only upon the review and acceptance of Phase 1 & 2 as meeting the Result Completion Standards.

Costs and Performance Site for Phase 3 and 4:

Abbott at its sole discretion shall select the institution to perform the Phase 3 and 4 testing.  Abbott shall be responsible for negotiating and signing the test performance agreement with the institution selected.  Abbott shall be responsible for the costs of the selected institution for the performance of Phase 3 and 4.

V.                   Phase 3 (expected duration 1 month): Determine if DRE performed prior to collection of urine specimens will increase the sensitivity of prostate cancer detection.

The effect of the digital rectal examination to enhance the detection rate will be assessed using urine samples collected from * prostate cancer patients and * non-cancer patients.   This data will determine if a random urine collection will give a 4-gene test result that is equivalent to a post-DRE sample.

Phase 3 Results Completion Standard:

Demonstrate a preferred method of urine specimen collection with a success rate (% informative) of greater than or equal to the success rate reported for competitor’s assays (PCA3, *%)

Phase 4 (expected duration 4 Months): Specificity and Assay Optimization Studies

The optimal reaction conditions for the urine assay will be developed, and detection limits and the inter and intra precision for assay will be established.

Exhibit C - 3

Stability of the mRNA in urine tumor cells under various storage conditions, i.e. * and * will be determined and optimal urine collection and storage conditions will be defined.

With the optimized assay, a preliminary assessment or test specificity of the 4-gene urine test will be accomplished by a) assessing the interference of leukocytes in urine as a result of inflammation or by blood contamination of the urine sample by spiking negative and positive urine samples with leukocytes and b) assessing the tissue specificity of the assay by a survey of urine samples from * patients with cancer types that could interfere with the assay, such as  bladder, kidney and others.

The mRNA or c-DNA from the phase 1-4 validation studies will be stored at -70 degrees C for future use in validating any new RT-PCR platform which might be used in an FDA clearance study.

With the optimized assay, detection of tumors with a range of Gleason scores, stages, and various patient characteristics (age, ethnic characteristic) will be evaluated.

Phase 4 Results Completion Standard:

1) The test should demonstrate no cross-reactivity with cancer types that could interfere with the assay, such as bladder, kidney and others.
2) The test should demonstrate reproducible performance under specimen storage/shipping conditions compatible with standard laboratory workflow.
3) The test should demonstrate utility in a range of patient populations and tumor characteristics (grade, stage) with a sensitivity and specificity each greater than or equal to *%.

FDA Submission Study

To be developed and performed by Abbott after successful completion of the Phase 1 through 4 Studies above.

Exhibit C - 4

Exhibit D

Co-Exclusive Licensees

HDC has granted or intends to grant to the following companies co-exclusive licenses in the indicated Territories and Fields to perform, use, market and sell Laboratory Developed Tests based on the Licensed Prostate Markers:

Quest Diagnostics, Inc. (Madison, NJ):
Territory: United States of America, its territories and possessions.
Field: Laboratory Developed Tests in urine

Clarient, Inc.(Aliso Viejo, CA):
Territory: Worldwide
Field: Laboratory Developed Tests in biopsied prostate tissue

Exhibit D - 1

Exhibit E

Alternative Dispute Resolution
The parties recognize that bona fide disputes as to certain matters may arise from time to time during the term of this Agreement which relate to either party’s rights and/or obligations.  To have such a dispute resolved by this Alternative Dispute Resolution (”ADR") provision, a party first must send written notice of the dispute to the other party for attempted resolution by good faith negotiations between their respective presidents (or their designees) of the affected subsidiaries, divisions, or business units within twenty-eight (28) days after such notice is received (all references to "days" in this ADR provision are to calendar days).

If the matter has not been resolved within twenty-eight (28) days of the notice of dispute, or if the parties fail to meet within such twenty-eight (28) days, either party may initiate an ADR proceeding as provided herein.  The parties shall have the right to be represented by counsel in such a proceeding.

1.
To begin an ADR proceeding, a party shall provide written notice to the other party of the issues to be resolved by ADR.  Within fourteen (14) days after its receipt of such notice, the other party may, by written notice to the party initiating the ADR, add additional issues to be resolved within the same ADR.

2.
Within twenty-one (21) days following receipt of the original ADR notice, the parties shall select a mutually acceptable neutral to preside in the resolution of any disputes in this ADR proceeding.  If the parties are unable to agree on a mutually acceptable neutral within such period, either party may request the President of the CPR Institute for Dispute Resolution (”CPR"), 366 Madison Avenue, 14th Floor, New York, New York  10017, to select a neutral pursuant to the following procedures:

(a)         The CPR shall submit to the parties a list of not less than five (5) candidates within fourteen (14) days after receipt of the request, along with a Curriculum Vitae for each candidate.  No candidate shall be an employee, director or shareholder of either party or any of their subsidiaries or affiliates.

(b)         Such list shall include a statement of disclosure by each candidate of any circumstances likely to affect his or her impartiality.

(c)         Each party shall number the candidates in order of preference (with the number one (1) signifying the greatest preference) and shall deliver the list to the CPR within seven (7) days following receipt of the list of candidates.  If a party believes a conflict of interest exists regarding any of the candidates, that party shall provide a written explanation of the conflict to the CPR along with its list showing its order of preference for the candidates.  Any party failing to return a list of preferences on time shall be deemed to have no order of preference.

(d)         If the parties collectively have identified fewer than three (3) candidates deemed to have conflicts, the CPR immediately shall designate as the neutral the candidate for whom the parties collectively have indicated the greatest preference.  If a tie should result between two candidates, the CPR may designate either candidate.  If the parties collectively have identified three (3) or more candidates deemed to have conflicts, the CPR shall review the explanations regarding conflicts and, in its sole discretion, may either (i) immediately designate as the neutral the candidate for whom the parties collectively have indicated the greatest preference, or (ii) issue a new list of not less than five (5) candidates, in which case the procedures set forth in subparagraphs 2(a) - 2(d) shall be repeated.

Exhibit E - 1

3.
No earlier than twenty-eight (28) days or later than fifty-six (56) days after selection, the neutral shall hold a hearing to resolve each of the issues identified by the parties.  The ADR proceeding shall take place at a location agreed upon by the parties.  If the parties cannot agree, the neutral shall designate a location other than the principal place of business of either party or any of their subsidiaries or affiliates.

4.	At least seven (7) days prior to the hearing, each party shall submit the following to the other party and the neutral:

(a)         a copy of all exhibits on which such party intends to rely in any oral or written presentation to the neutral;

(b)         a list of any witnesses such party intends to call at the hearing, and a short summary of the anticipated testimony of each witness;

(c)         a proposed ruling on each issue to be resolved, together with a request for a specific damage award or other remedy for each issue.  The proposed rulings and remedies shall not contain any recitation of the facts or any legal arguments and shall not exceed one (1) page per issue.

(d)         a brief in support of such party’s proposed rulings and remedies, provided that the brief shall not exceed twenty (20) pages.  This page limitation shall apply regardless of the number of issues raised in the ADR proceeding.

Except as expressly set forth in subparagraphs 4(a) - 4(d), no discovery shall be required or permitted by any means, including depositions, interrogatories, requests for admissions, or production of documents.

5.	The hearing shall be conducted on two (2) consecutive days and shall be governed by the following rules:

(a)         Each party shall be entitled to five (5) hours of hearing time to present its case.  The neutral shall determine whether each party has had the five (5) hours to which it is entitled.

(b)         Each party shall be entitled, but not required, to make an opening statement, to present regular and rebuttal testimony, documents or other evidence, to cross-examine witnesses, and to make a closing argument.  Cross-examination of witnesses shall occur immediately after their direct testimony, and cross-examination time shall be charged against the party conducting the cross-examination.

Exhibit E - 2

(c)         The party initiating the ADR shall begin the hearing and, if it chooses to make an opening statement, shall address not only issues it raised but also any issues raised by the responding party.  The responding party, if it chooses to make an opening statement, also shall address all issues raised in the ADR.  Thereafter, the presentation of regular and rebuttal testimony and documents, other evidence, and closing arguments shall proceed in the same sequence.

(d)         Except when testifying, witnesses shall be excluded from the hearing until closing arguments.

(e)         Settlement negotiations, including any statements made therein, shall not be admissible under any circumstances.  Affidavits prepared for purposes of the ADR hearing also shall not be admissible.  As to all other matters, the neutral shall have sole discretion regarding the admissibility of any evidence.

6.
Within seven (7) days following completion of the hearing, each party may submit to the other party and the neutral a post-hearing brief in support of its proposed rulings and remedies, provided that such brief shall not contain or discuss any new evidence and shall not exceed ten (10) pages.  This page limitation shall apply regardless of the number of issues raised in the ADR proceeding.

7.
The neutral shall rule on each disputed issue within fourteen (14) days following completion of the hearing.  Such ruling shall adopt in its entirety the proposed ruling and remedy of one of the parties on each disputed issue but may adopt one party’s proposed rulings and remedies on some issues and the other party’s proposed rulings and remedies on other issues.  The neutral shall not issue any written opinion or otherwise explain the basis of the ruling.

8.
The neutral shall be paid a reasonable fee plus expenses.  These fees and expenses, along with the reasonable legal fees and expenses of the prevailing party (including all expert witness fees and expenses), the fees and expenses of a court reporter, and any expenses for a hearing room, shall be paid as follows:

(a)         If the neutral rules in favor of one party on all disputed issues in the ADR, the losing party shall pay 100% of such fees and expenses.

(b)         If the neutral rules in favor of one party on some issues and the other party on other issues, the neutral shall issue with the rulings a written determination as to how such fees and expenses shall be allocated between the parties.  The neutral shall allocate fees and expenses in a way that bears a reasonable relationship to the outcome of the ADR, with the party prevailing on more issues, or on issues of greater value or gravity, recovering a relatively larger share of its legal fees and expenses.

Exhibit E - 3

9.	The rulings of the neutral and the allocation of fees and expenses shall be binding, non-reviewable, and non-appealable, and may be entered as a final judgment in any court having jurisdiction.

10.
Except as provided in paragraph 9 or as required by law, the existence of the dispute, any settlement negotiations, the ADR hearing, any submissions (including exhibits, testimony, proposed rulings, and briefs), and the rulings shall be deemed Confidential Information.  The neutral shall have the authority to impose sanctions for unauthorized disclosure of Confidential Information.

11.	All disputes referred to ADR, the statute of limitations, and the remedies for any wrong that may be found, shall be governed by the laws of the State of Illinois.

12.	The neutral may not award punitive damages. The parties hereby waive the right to punitive damages.

13.	The hearings shall be conducted in the English language.

Exhibit E - 4

Exhibit 10.2

AMENDMENT TO LICENSE AGREEMENT

This Amendment (herein, the “Amendment”) to that certain License Agreement dated as of July 31, 2007 (the “Agreement”), is entered into by and between Health Discovery Corporation, a Georgia corporation (“HDC”) and Clarient, Inc., a Delaware corporation (“Clarient”), effective as of January 13, 2009 (the “Effective Date”).  All capitalized terms not otherwise defined in this Amendment shall have the meaning as set forth in the Agreement.

WHEREAS, the parties wish to amend the terms of the Agreement as set forth in this Amendment in order to continue their contractual relationship on a modified basis.

NOW, THEREFORE, in consideration of the mutual covenants contained herein the parties agree to this Amendment of the Agreement as follows:

1.             Article II.A of the Agreement is hereby amended and restated to read in its entirety as follows:

A.           Grant of License.

1.           As of the Effective Date of this Amendment, HDC hereby grants to CLARIENT a non-exclusive license, with the right to grant sublicenses to Affiliates, and, upon prior approval by HDC, to third parties under the Licensed Technology to import, make, have made, use and sell any Licensed Product in the Field of Use within the Licensed Territory with respect to both the commercial reference laboratory field and the academic and research fields.  For purposes of clarity, the above grant shall include the right for CLARIENT to incorporate the output and results from the Licensed Product into other tests or algorithms.

2.           HDC grants to CLARIENT an exclusive license, within the Field of Use in the Licensed Territory, to a prognostic prostate cancer test using biopsied prostate tissue, which test is yet to be developed by CLARIENT and HDC.

2.             Article II.C of the Agreement is hereby amended and restated to read in its entirety as follows:

C.           Additional Biomarkers

If at any time HDC develops and desires to sell, transfer, assign, or license to one or more third parties, any additional biomarkers, provided that HDC does not have a pre-existing obligation to a third party with respect to such biomarkers, HDC may at its sole discretion offer such rights to CLARIENT by delivering a written notice to CLARIENT.  If the parties are able to negotiate and agree to commercially reasonable terms to add such biomarkers to this Agreement on a non-exclusive basis, the additional biomarkers shall be deemed added to Attachment B hereto and included as part of the Licensed Products pursuant to such terms.

3.             Article IV.A of the Agreement is hereby amended and restated to read in its entirety as follows:

A           Fees Payable.

1.           CLARIENT shall pay to HDC, in accordance with the payment terms set forth in Section IV.B below, ten percent (10%) of the CLARIENT Net Proceeds received by CLARIENT or an Affiliate of CLARIENT with respect to all Tests of Licensed Products during the term of this Agreement (the “CLARIENT Fees”).

2.           If HDC offers a royalty rate lower than that set forth in Section 1 above to any other party, then HDC shall amend this Agreement in writing within five (5) days to provide CLARIENT with equivalent or more favorable royalty rate than that offered to the other party; provided, however, that if the lower royalty rate is offered in combination with payment of a lump sum amount related solely to the licenses granted under this Agreement, e.g., upfront license fee and/or milestone fees, then CLARIENT shall be offered the lower royalty rate subject to the same payment terms.

4.             Third paragraph of Section 5 of Article X.D is deleted in its entirety.

5.             Except as otherwise expressly amended herein, all other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Effective Date.

HEALTH DISCOVERY CORPORATION

By:	/s/ Stephen D. Barnhill, M.D.
Name:	Stephen D. Barnhill, M.D.
Title:	Chairman and CEO
Date:	January 13, 2009

CLARIENT, INC.

By:	/s/ Ron Andrews
Name:	Ron Andrews
Title:	President and CEO
Date:	January 13, 2009

Exhibit 10.3

LICENSE AGREEMENT

THIS LICENSE AGREEMENT dated as of January 30, 2009 (this “Agreement”), is entered into between HEALTH DISCOVERY CORPORATION, a Georgia corporation (“LICENSOR”), having a place of business at 2 East Bryan Street, Suite # 601, Savannah, Georgia, and QUEST DIAGNOSTICS, INCORPORATED, a Delaware corporation (“LICENSEE”), having a place of business at 3 Giralda Farms, Madison, New Jersey 07940.

W I T N E S S E T H :

WHEREAS, LICENSOR has rights in the Licensed Technology covering genomic biomarkers related to prostate cancer (as more specifically defined below).

WHEREAS, LICENSEE desires to obtain, and LICENSOR is willing to grant, a non-exclusive license under LICENSOR’S rights in the Licensed Technology to develop and commercialize Licensed Uses (as defined below) for use in the Field (as defined below) in the Territory (as defined below) on the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

For purposes of this Agreement, the terms defined in this Article 1 shall have the respective meanings set forth below:

1.1           “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, such Person.  A Person shall be regarded as in control of another Person if it owns, or directly or indirectly controls, at least thirty five percent (35%) of the voting stock or other ownership interest of the other Person, or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of the other Person by any means whatsoever.

1.2           “Combination Use” means a Licensed Use that is sold together in combination with one (1) or more diagnostic products, processes or services which are not Licensed Uses.

1.3           “Field” shall mean clinical diagnostic applications using biomarkers in urine for differentiating clinically significant prostate cancer from other prostate conditions, including without limitation clinical laboratory testing and clinical trials, but expressly excluding manufacture of in vitro diagnostic kits.

1.4           “First Commercial Sale” shall mean, with respect to any Licensed Use, the first sale for use or consumption by the general public of such Licensed Use.

Confidential treatment has been requested pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934.
This exhibit has been provided to the Securities and Exchange Commission in unredacted form.

1.5           “Licensed Know-How” shall mean all information and data owned by or licensed to LICENSOR as of the date of this Agreement relating to the four (4) biomarkers identified in Exhibit B, which is not generally known including, but not limited to, formulae, procedures, protocols, techniques and results of experimentation and testing, which are necessary to practice the inventions claimed in the Licensed Patent Rights; all to the extent and only to the extent that LICENSOR has the right to grant licenses, immunities or other rights thereunder.

1.6           “Licensed Patent Rights” shall mean (a) all patent applications listed on Exhibit A hereto which are owned by or licensed to LICENSOR; (b) all patents that have issued or in the future shall issue therefrom, including utility, model and design patents and certificates of invention; and (c) all divisionals, continuations, continuations-in-part, reissues, renewals, reexaminations, extensions or additions to any such patent applications and patents to the extent that the patent applications listed cover the four (4) biomarkers identified in Exhibit B.

1.7           “Licensed Use” shall mean a product, process or service, for use in the Field, which,  if made, used, performed, offered for sale, sold or imported in the Territory, would infringe a Valid Patent Claim but for the license granted by this Agreement.  Except in connection with the calculation of royalties pursuant to Section 1.9 and Article 5 below, Licensed Use shall mean either an individual Licensed Use or a Combination Use.

1.8           “Licensed Technology” shall mean, collectively, the Licensed Patent Rights and the Licensed Know-How.

1.9           “Net Sales” shall mean:

(i)           with respect to Licensed Uses sold or performed individually, the sales price invoiced to Third Parties of all Licensed Uses sold or performed by LICENSEE and/or its Affiliates, less the following items as applicable to such Licensed Uses to the extent actually allowed and taken: (a) contractual allowances such as Medicare, MediCal, and Medicaid; (b) charges for shipping and insurance; (c) discounts customary in the trade; (d) credits or refunds; and (e) bad debt up to 6% of Net Sales; and

(ii)          with respect to Combination Uses, the sales price invoiced to Third Parties of such Combination Uses sold or performed by LICENSEE and/or its Affiliates, less: the allowances and adjustments referred to in Sections 1.9(i)(a)-(e), multiplied by the fraction A/A+B, where A is the list price of the Licensed Use sold separately during the royalty period in question, and B is the list price of the other included diagnostic products, processes or services which are not Licensed Uses sold separately during the royalty period in question.

1.10          “Person” shall mean an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

1.11          “Royalty Term” shall mean, with respect to each Licensed Use, the term for which a Valid Patent Claim remains in effect which would  be infringed by the manufacture, use, offer for sale, sale or import of such Licensed Use but for the license granted by this Agreement.

1.12          “Territory” shall mean the United States, its territories and possessions.

1.13          “Third Party” shall mean any Person other than LICENSOR, LICENSEE and their respective Affiliates.

1.14          “Valid Patent Claim” shall mean either (a) a claim of an issued and unexpired patent included within the Licensed Patent Rights, which has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise or (b) a claim of a pending patent application included within the Licensed Patent Rights, which claim was filed in good faith and has not been abandoned or finally disallowed without the possibility of appeal or refiling of such application.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF LICENSOR

LICENSOR hereby represents and warrants to LICENSEE as follows:

2.1           Corporate Existence and Power.  LICENSOR (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia; (b) has the corporate power and authority and the legal right to own and operate its property and assets, to lease the property and assets it operates under lease, and to carry on its business as it is now being conducted and (c) is in compliance with all requirements of applicable law, except to the extent that any noncompliance would not have a material adverse effect on the properties, business, financial or other condition of it and would not materially adversely affect its ability to perform its obligations under this Agreement.

2.2           Authorization and Enforcement of Obligations.  LICENSOR (a) has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder and (b) has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.  This Agreement has been duly executed and delivered on behalf of LICENSOR, and constitutes a legal, valid, binding obligation, enforceable against LICENSOR in accordance with its terms.

2.3           No Consents.  All necessary consents, approvals and authorizations of all governmental authorities and other Persons required to be obtained by LICENSOR in connection with this Agreement have been obtained.

2.4           Rights in Licensed Technology.  LICENSOR is the legal and beneficial owner of all right, title and interest in and to the Licensed Technology, having good title thereto, free and clear of any and all mortgages, liens, security interest and charges, and no Person has any claim of ownership with respect to the Licensed Technology.

2.5           No Infringement.  To the best of LICENSOR’s knowledge, neither the use of the Licensed Technology nor the granting of this license practice under the Licensed Technology violates, infringes or otherwise conflicts or interferes with any patent or any other intellectual property or proprietary right of any Third Party.  To the best of LICENSOR’s knowledge,  no Third Party is currently infringing upon the Licensed Technology in the Field.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF LICENSEE

LICENSEE hereby represents and warrants to LICENSOR as follows:

3.1           Corporate Existence and Power.  LICENSEE (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (b) has the corporate power and authority and the legal right to own and operate its property and assets, to lease the property and assets it operates under lease, and to carry on its business as it is now being conducted and (c) is in compliance with all requirements of applicable law, except to the extent that any noncompliance would not have a material adverse effect on the properties, business, financial or other condition of it and would not materially adversely affect its ability to perform its obligations under this Agreement.

3.2           Authorization and Enforcement of Obligations.  LICENSEE (a) has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder and (b) has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.  This Agreement has been duly executed and delivered on behalf of LICENSEE, and constitutes a legal, valid, binding obligation, enforceable against LICENSEE in accordance with its terms.

3.3           No Consents.  All necessary consents, approvals and authorizations of all governmental authorities and other Persons required to be obtained by LICENSEE in connection with this Agreement have been obtained.

ARTICLE 4

LICENSE GRANT

4.1           Licensed Technology.  LICENSOR hereby grants to LICENSEE and its Affiliates a non-exclusive license (without the right to grant sublicenses) under the Licensed Technology to make, have made, use, sell, offer for sale and import Licensed Uses in the Territory in the Field.

4.2           Research.  LICENSEE shall perform primary testing associated with a validation study of its laboratory-developed test using the Licensed Technology in connection with * or an equivalent academic cancer center (with the exception of tissue biopsy) including expression testing, the PSA and send-out of the PCA-3 (the “Validation Study,” as more specifically outlined on Exhibit C attached hereto).  LICENSEE shall have the right to perform research on remnants after all testing required for the Validation Study is completed, and will be provided reasonable access to the patient data related to the applicable samples.  LICENSOR shall obtain IRB approval for the study with * by February 28, 2009 or, with an equivalent academic institution by June 30, 2009.

4.3           Purchasing Rights.  Upon issuance of FDA clearance or approval of an in vitro diagnostic kit using the Licensed Technology (“IVD Kit”), LICENSEE shall have the obligation to purchase IVD Kits for reference laboratory use from LICENSOR’s designated manufacturer or distributor pursuant to a purchasing agreement between LICENSEE and the applicable manufacturer or distributor, provided however that LICENSOR shall negotiate to cause such manufacturer or distributor to provide Most Favored Terms (similar to the terms described in Section 5.5 below with respect to this Agreement) to LICENSEE.

ARTICLE 5

ROYALTIES AND FEES

5.1           Royalties.  In partial consideration for the license granted hereunder, during the Royalty Term, LICENSEE shall pay to LICENSOR running royalties equal to * percent (*%) of Net Sales by LICENSEE or its Affiliates.  Such royalties shall be due and payable on a quarterly basis and shall be submitted by LICENSEE along with the report as specified in Section 6.1 below.

5.2           License Fee.  In partial consideration for the license granted hereunder, within thirty (30) business days of execution of this Agreement, LICENSEE shall pay to LICENSOR an amount equal to * United States Dollars (US$*).

5.3           Milestone Fee.  In partial consideration for the license granted hereunder, LICENSEE shall pay to LICENSOR an amount equal to * United States Dollars (US$*) within thirty (30) days of the later of publication of the Validation Study (as defined in Exhibit C, attached hereto) showing statistically significant performance improvement over PCA-3 (“Study Publication”) or First Commercial Sale of the first Licensed Use.  The following conditions shall apply to this Section 5.3:

5.3.1.     If neither the Study Publication nor the First Commercial Sale occurs, or if the FDA issues its clearance or approval of an IVD Kit (“FDA Clearance”) prior to occurrence of the Study Publication or First Commercial Sale, no Milestone Fee shall be due or payable.

5.3.2.     If, upon FDA Clearance, the Milestone Fee  is determined to have been paid after becoming due and payable during a period of time that occurred between three (3) and six (6) months prior to the date of FDA Clearance, * Dollars ($*) of the Milestone Fee shall be reimbursed to LICENSEE within forty five (45) days of the date of such FDA Clearance.

5.3.3.     If, upon FDA Clearance, the Milestone Fee  had been paid after becoming due and payable  during a period less than three (3) months prior to the date of FDA Clearance, the full Milestone Fee shall be reimbursed to LICENSEE within forty five (45) days of the date of such FDA Clearance.

5.4           Study Fees.  In partial consideration for the license granted hereunder, LICENSEE shall reimburse LICENSOR for fees and costs related to the Validation Study of the Licensed Technology, estimated to be approximately * United States Dollars (US$*) plus an amount equal to * percent (*%) of LICENSOR’s overhead to complete the Validation Study, such portion anticipated to be approximately * United States Dollars (US$*), which shall be paid within thirty (30) days of IRB approval of the study protocol and before any steps are taken toward initiation of the study.  The cost of support vector machine data analysis and support shall be included in the overhead portion, and shall be provided to LICENSEE.

5.5           Most Favored Terms.  The terms and conditions of this Agreement are not, and shall not be, less favorable than the terms and conditions pursuant to which the Licensed Technology is licensed on a non-exclusive basis to any Third Party.  If LICENSOR grants any non-exclusive license to any Third Party on more favorable terms and conditions than those contained herein, this Agreement shall automatically be amended effective as of the date of such other license to contain those more favorable terms and conditions.

5.6           Third Party Licenses.  If LICENSEE is required to take a license under any Third Party patents (other than the RT-PCR technology) to use the Licensed Technology, then fifty percent (50%) of any Third Party royalty, payment or other liability for such license (a “Third Party Payment”) may be deducted from the royalty payments due LICENSOR (if applicable) for that specific Licensed Use; provided, however, that the royalty percentage due under this Agreement may not be reduced by more than fifty percent (50%) of such royalty percentage.

ARTICLE 6

ROYALTY REPORTS AND ACCOUNTING

6.1           Reports, Exchange Rates.  During the term of this Agreement following the First Commercial Sale of a Licensed Use, LICENSEE shall furnish to LICENSOR a quarterly written report showing in reasonably specific detail, (a) the gross sales of each Licensed Use sold by LICENSEE and its Affiliates during the reporting period and the calculation of Net Sales from such gross sales; (b) the royalties payable in United States dollars, if any, which shall have accrued hereunder based upon Net Sales of each Licensed Use; (c) the withholding taxes, if any, required by law to be deducted in respect of such sales; (d) the date of the First Commercial Sales of each Licensed Use in each country during the reporting period; and (e) the exchange rates used in determining the amount of United States dollars.  With respect to sales of Licensed Uses invoiced in United States dollars, the gross sales, Net Sales, and royalties payable shall be expressed in United States dollars.  With respect to sales of Licensed Uses invoiced in a currency other than United States dollars, the gross sales, Net Sales and royalties payable shall be expressed in the domestic currency of the Person making the sale together with the United States dollar equivalent of the royalty payable, calculated using the average closing buying rate for such currency quoted in the continental terms method of quoting exchange rates (local currency per US$1) by the Wall Street Journal on the last business day of each month in the calendar quarter prior to the date of payment.  Reports shall be due on the sixtieth (60th) day following the close of each reporting period.  LICENSEE shall keep and require its Affiliates to keep complete and accurate records in sufficient detail to properly reflect all gross sales and Net Sales and to enable the royalties payable hereunder to be determined.

6.2           Audits.

6.2.1      Upon the written request of LICENSOR and not more than once in each calendar year, LICENSEE shall permit an independent certified public accounting firm selected by LICENSOR and reasonably acceptable to LICENSEE, at LICENSOR’s expense, to have access during normal business hours to such of the records of LICENSEE as may be reasonably necessary to verify the accuracy of the royalty reports hereunder for any year ending not more than thirty-six (36) months prior to the date of such request.  The accounting firm shall disclose to LICENSOR only whether the records are correct or not and the details concerning any specific discrepancies.  No other information shall be shared.

6.2.2      If such accounting firm concludes that additional royalties were owed during such period, LICENSEE shall pay the additional royalties within thirty (30) days of the date LICENSOR delivers to LICENSEE such accounting firm’s written report documenting the royalty underpayment.  The fees charged by such accounting firm shall be paid by LICENSOR; provided, however, if the audit discloses that the royalties payable by LICENSEE for the audited period are more than one hundred ten percent (110%) of the royalties actually paid for such period, and the difference between royalties payable and royalties paid is greater than Five Thousand Dollars ($5,000), then LICENSEE shall pay the reasonable fees and expenses charged by such accounting firm.

6.3           Confidential Financial Information.  LICENSOR shall treat all financial information subject to review under this Article 6 as Confidential Information pursuant to Article 8 below, and shall cause its accounting firm to retain all such financial information in confidence.

ARTICLE 7

PAYMENTS

7.1           Payment Terms.  Royalties shown to have accrued by each royalty report provided for under Article 6 of this Agreement shall be due and payable on the date such royalty report is due.  Payment of royalties in whole or in part may be made in advance of such due date.

7.2           Payment Method.  All payments by LICENSEE to LICENSOR under this Agreement shall be paid in United States dollars, and all such payments shall be originated from a United States bank located in the United States and made by bank wire transfer in immediately available funds to such account as LICENSOR shall designate before such payment is due.

7.3           Exchange Control.  If at any time legal restrictions prevent the prompt remittance of part or all royalties with respect to any country where the Use is sold, payment shall be made through such lawful means or methods as LICENSOR reasonably shall determine.

ARTICLE 8

CONFIDENTIALITY

8.1           Confidential Information.  During the Royalty Term of the Agreement, and for a period of three (3) years following the expiration or earlier termination hereof, each party shall maintain in confidence all written information and data provided by one party to the other hereunder and marked “Confidential” or, if information disclosed orally, visually or in some other form, which is summarized in writing, is confirmed in writing as “Confidential” to the other party within thirty (30) days of such disclosure (the “Confidential Information”), and shall not use, disclose or grant the use of the Confidential Information except on a need-to-know basis to those directors, officers, employees, agents and permitted assignees, to the extent such disclosure is reasonably necessary in connection with such party’s activities as expressly authorized by this Agreement.  To the extent that disclosure is authorized by this Agreement, prior to disclosure, each party hereto shall obtain written agreement of any such Person to hold in confidence and not make use of the Confidential Information for any purpose other than those permitted by this Agreement.

8.2           Permitted Disclosures.  The confidentiality obligations contained in Section 8.1 of this Agreement shall not apply to the extent that (a) any receiving party (the “Recipient”) is required (i) to disclose information by law, order or regulation of a governmental agency or a court of competent jurisdiction, or (ii) to disclose information to any governmental agency for purposes of obtaining approval to test or market a product, provided in either case that the Recipient shall provide written notice thereof to the other party and sufficient opportunity to object to any such disclosure or to request confidential treatment thereof; or (b) the Recipient can demonstrate that (i) the disclosed information was public knowledge at the time of such disclosure to the Recipient, or thereafter became public knowledge, other than as a result of actions or inaction of the Recipient in violation hereof; (ii) the disclosed information was rightfully known by the Recipient (as shown by its written records) prior to the date of disclosure to the Recipient by the other party hereunder; or (iii) the disclosed information was disclosed to the Recipient on an unrestricted basis from a source unrelated to any party to this Agreement and not under a duty of confidentiality to the other party.

8.3           Equitable Relief.  Each party hereby acknowledges that, in the event of any breach or threatened breach of this Article 8 by the Recipient, the disclosing party may suffer irreparable injury for which damages at law may not be an adequate remedy.  Accordingly, without prejudice to any other rights and remedies otherwise available to the disclosing party, the disclosing party shall be entitled to seek equitable relief, including injunctive relief and specific performance, for any breach or threatened breach of this Article 8 by the Recipient, its Affiliates, or any of its or their employees, directors, officers, members, agents, or representatives.

8.4           Non-Use of Names; Confidentiality of Agreement.  Neither party shall make any public announcement, issue any press release or publish any study (collectively, all such communications, “Publication”) concerning the transactions contemplated herein, or make any Publication which includes the name of the other party or any of its Affiliates, or otherwise use the name or names of the other party or any of their employees or any adaptation, abbreviation or derivative of any of them, whether oral or written, related to the terms, conditions or subject matter of this Agreement, without the prior written permission of such other party, except as may be required by law or judicial order (and then only following consultation with the other party).

8.5           Compliance with Laws; Reporting Obligation with Respect to Protected Health Information.  Each party shall comply with all Applicable Laws.  “Applicable Laws” are the international, federal, state, and local laws, rules and regulations that relate to the conduct of the parties’ business and the performance by the parties of their respective obligations under this Agreement.  If either party or its permitted representatives gain access to protected health information (“PHI”), as that term is defined under The Health Insurance Portability and Accountability Act of 1996, that is not required for performance of this Agreement, each party shall immediately report to the other party any incidents of access to PHI or any incidents of use, reproduction or disclosure of PHI of which it or its Permitted Representatives become(s) aware.

ARTICLE 9

PATENTS

9.1           Patent Prosecution and Maintenance.  LICENSOR shall be responsible for and shall have the right to control the preparation, filing, prosecution and maintenance of the Licensed Patent Rights, and shall be responsible for paying all costs thereof.  To the extent that LICENSOR holds exclusive rights encompassing the Field, but does not exclusively own any portion of the Licensed Patent Rights, LICENSOR shall make all reasonable efforts to ensure that the Licensed Patent Rights are maintained.  LICENSOR shall provide LICENSEE with a copy of each patent application subject to this Section 9.1.  In the event that HDC is unable or unwilling to maintain any one or more of the Licensed Patent Rights, LICENSEE may pay the fees for maintaining the indicated patents or patent applications within Licensed Patent Rights and deduct such payment from any amounts owed by LICENSEE to LICENSOR under this License Agreement.  LICENSOR shall notify LICENSEE before any Licensed Patent Rights terminate with sufficient time to permit LICENSEE to take action to maintain the patent, if it so chooses.

9.2           Enforcement of Patent Rights.  LICENSOR, at its sole expense, shall have the right, but not the obligation, to enforce the Licensed Patent Rights or otherwise abate the infringement thereof and to control any litigation or other enforcement action and shall consider, in good faith, the interests of LICENSEE in so doing.  LICENSEE shall cooperate with LICENSOR in the planning and execution of any action to enforce the Licensed Patent Rights.  LICENSOR shall not settle the suit in a manner that diminishes or affects the rights or interests of LICENSEE without the express written consent of LICENSEE.

9.3           Improvements.

9.3.1.     LICENSEE shall disclose to LICENSOR any and all improvements made by or on behalf of LICENSEE  directly related to the Licensed Technology that are conceived or reduced to practice by or on behalf of LICENSEE as a result of activities engaged in pursuant to the terms of this Agreement (“Licensee Improvements”).

9.3.2.     LICENSOR shall disclose to LICENSEE any and all improvements made by or on behalf of LICENSOR (“Licensor  Improvements”) related to the Licensed Technology that are conceived or reduced to practice by or on behalf of LICENSOR as a result of activities engaged in pursuant to the terms of this Agreement.  LICENSEE acknowledges, however, that this Agreement is a non-exclusive license and that LICENSOR has granted or will grant other licenses to third party(ies) for use of the Licensed Technology and, further that certain Licensor Improvements to the Licensed Technology, although they may be of benefit to LICENSEE, may arise in conjunction with such third party licenses.  In such cases, disclosure of such Licensor Improvements may be restricted or prohibited, or disclosure to LICENSEE may be delayed due to LICENSOR’s obligations under the third party license.  In such cases, to the extent permitted, LICENSOR will disclose the Licensor Improvement as soon as practicable.

9.3.3.     LICENSEE shall not publish or disclose Licensor Improvements to third parties or to the public through any communication including, but not limited to, academic publication or other exchanges of information without first providing the LICENSOR with the opportunity to review the communication and to make arrangements for protecting such Licensor Improvements by patent or other appropriate means prior to disclosure. Similarly, LICENSOR shall not publish or disclose Licensee Improvements to third parties or to the public through any communication including, but not limited to, academic publication or other exchanges of information without first providing the LICENSEE with the opportunity to review the communication and to make arrangements for protecting such Licensee Improvements by patent or other appropriate means prior to disclosure.

9.3.4.     All Licensor Improvements shall be owned by LICENSOR.  LICENSEE agrees to provide any assistance and take such acts as are reasonably requested by LICENSOR to enable LICENSOR to obtain a letters patent for or respecting any Licensor Improvement, to protect such patent right, to conduct further research and to publish.

9.3.5.     All Licensee Improvements, or jointly made by LICENSOR and LICENSEE, shall be owned by LICENSEE to the extent that such Licensee Improvements do not incorporate Licensed Technology.  LICENSOR shall provide any assistance and take such acts as are reasonably requested by LICENSEE to enable LICENSEE to obtain a letters patent for or respecting any Licensee Improvement, to protect such patent right, to conduct further research and to publish.

9.3.6.     All Licensor Improvements shall automatically become subject to the grant in Section 4.1 above and any patent rights therein shall be deemed to be Licensed Patent Rights for the purposes of this Agreement, subject to the same rights and obligations applicable to Licensed Technology under the Agreement.

9.3.7.     All Licensee Improvements shall become subject to a grant-back from LICENSEE to LICENSOR of a perpetual, non-exclusive, sublicensable, worldwide license to make, have made, use, perform, sell or offer for sale any Licensee Improvement in the field of clinical diagnostics applications using urine RNA express-based rebiopsy assays, subject to a commercially reasonable royalty to be negotiated in good faith by the parties.

ARTICLE 10

TERMINATION

10.1          Expiration.  Subject to the provisions of Sections 10.2 and 10.3 of this Agreement, this Agreement shall expire on the termination of LICENSEE’s obligation to pay royalties to LICENSOR under Article 5 of this Agreement.

10.2          Termination by LICENSEE.  LICENSEE may terminate this Agreement, in its sole discretion, upon ninety (90) days prior written notice to LICENSOR.

10.3          Termination for Cause.  Except as provided in Article 12 of this Agreement, a party may terminate this Agreement upon or after the breach of any material provision of this Agreement by the other party if the other party has not cured such breach within forty five (45) days after written notice thereof by the non-breaching party.

10.4          Effect of Expiration or Termination.  Expiration or termination of this Agreement shall not relieve the parties of any obligation accruing prior to such expiration or termination, and the provisions of Articles 8, 9, 11, 13, and 14 shall survive the expiration or termination of this Agreement.

ARTICLE 11

INDEMNIFICATION AND INSURANCE

11.1          Indemnification.  LICENSEE shall indemnify and hold LICENSOR harmless from all losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) incurred by LICENSOR as a result of any Third Party claim, demand, action or other proceeding arising directly out of the use or sale of any Licensed Use by LICENSEE or its Affiliates, or their respective distributors, customers or end-users.  LICENSOR shall indemnify and hold LICENSEE harmless from all losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) incurred by LICENSEE as a result of any Third Party claim, demand, action or other proceeding related to breach by LICENSOR of the warranties set forth in Sections 2.4 or 2.5, or any legal action filed in a Federal District Court based upon the allegation that LICENSEE’s use of the Licensed Technology infringes upon such Third Party’s intellectual property rights.   If either party proposes to seek indemnification from the other party under the provisions of this Section 11.1, it shall notify the indemnifying party in writing within thirty (30) days of receipt of notice of any such claim or suit.  The indemnifying party shall have the right but not the obligation to participate in the defense of such claim, and the parties shall mutually agree upon counsel and monetary settlement terms with respect to any such claim.

11.2          Insurance.  LICENSEE shall maintain liability insurance, or self-insurance, including product liability insurance with respect to the research, development, manufacture and sales of Licensed Uses by LICENSEE in such amount as LICENSEE customarily maintains with respect to the research, development, manufacture and sales of its other products.  LICENSEE shall maintain such insurance (or self-insurance) for so long as it continues to manufacture or sell any Licensed Uses, and thereafter for so long as LICENSEE maintains insurance (or self-insurance) for itself covering the research, development, manufacture or sales of its other products.

ARTICLE 12

FORCE MAJEURE

Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached  this Agreement for failure or delay in fulfilling or performing any term of this Agreement to the extent, and for so long as, such failure or delay is caused by or results from causes beyond the reasonable control of the affected party including but not limited to fire, floods, embargoes, war, acts of terror, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or other party.

ARTICLE 13

LIMITATION OF LIABILITY

EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES, OR DAMAGES FOR LOSS OF PROFITS, REVENUE, DATA OR USE, INCURRED BY EITHER PARTY OR ANY THIRD PARTY, WHETHER IN AN ACTION IN CONTRACT OR TORT, EVEN IF THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.  EACH PARTY’S LIABILITY FOR DAMAGES HEREUNDER SHALL IN NO EVENT EXCEED THE AMOUNT OF FEES PAID (OR PAYABLE) BY LICENSEE UNDER THIS AGREEMENT.

ARTICLE 14

MISCELLANEOUS

14.1          Notices.  Any consent, notice or report required or permitted to be given or made under this Agreement by one of the parties hereto to the other party shall be in writing, delivered by any lawful means, and addressed to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and (except as otherwise provided in this Agreement) shall be effective upon receipt by the addressee.

If to LICENSOR:

Health Discovery Corporation
2 East Bryan Street, Suite 601
Savannah, Georgia 31401
Attn: Chairman and CEO

with a copy to:

Procopio, Cory, Hargreaves & Savitch LLP
530 B Street, Suite 2100
San Diego, CA 92101
Attn:  Eleanor M. Musick, Esq.

If to LICENSEE:

Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey  09740
Attn: General Counsel

with a copy to:

Quest Diagnostics, Incorporated
33608 Ortega Highway
San Juan Capistrano, California 92675
Attn: Chief Intellectual Property Counsel

14.2          Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law principles thereof.

14.3          Assignment.  Neither party shall assign its rights or obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other party, which consent shall not be unreasonably withheld; provided, however, that either party may assign its rights to the successor to all or substantially all of its assets or business to which this Agreement relates.  Any purported assignment in violation of this Section 14.3 shall be void.

14.4          Waivers and Amendments.  No change, modification, extension, termination or waiver of this Agreement, or any of the provisions herein contained, shall be valid unless made in writing and signed by duly authorized representatives of the parties hereto.

14.5          Entire Agreement.  This Agreement embodies the entire understanding between the parties and supersedes any prior understanding and agreements between and among them respecting the subject matter hereof.  There are no representations, agreements, arrangements or understandings, oral or written, between the parties hereto relating to the subject matter of this Agreement which are not fully expressed herein.

14.6          Severability.  Any of the provisions of this Agreement which are determined to be invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions hereof and without affecting the validity or enforceability of any of the terms of this Agreement in any other jurisdiction.

14.7          Waiver.  The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise.

14.8          Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.9          Relationship of Parties.  Nothing in this Agreement or in the course of business between LICENSOR and LICENSEE shall make or constitute either Party a partner, employee or agent of the other and the relationship between the Parties is not a partnership, joint venture or agency.  Neither party shall have any right or authority to commit or legally bind the other in any way whatsoever including, without limitation, the making of any agreement, representation or warranty.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

LICENSOR:

Health Discovery Corporation

By /s/ Stephen D. Barnhill

Title Chief Executive Officer

LICENSEE:

Quest Diagnostics Incorporated

By	/s/ Nicholas Conti

Title	Vice President of Business Development

EXHIBIT A

LICENSED PATENT RIGHTS

Country/ Region	Patent/Publication/ Application No.	Description
U.S.	7,117,188	Method of Identifying Patterns in Biological Systems and Uses Thereof
U.S.	12/242,264	Biomarkers Overexpressed in Prostate Cancer
U.S.	12/025,724	Biomarkers Upregulated in Prostate Cancer
U.S.	12/327,823	Methods for Screening, Predicting and Monitoring Prostate Cancer
U.S.	12/349,437	Methods for Screening, Predicting and Monitoring Prostate Cancer

EXHIBIT B

LICENSED BIOMARKERS

Num	Archival Unigene ID	Current Unigene ID	Symbol	Affy probe	Pathway	Target Description
12337	Hs.7780	Hs.480311	DKFZp564	212412_at	Unknown	Consensus includes gb:AV715767 /FEA=EST /DB_XREF=gi:10797284 /DB_XREF=est:AV715767 /CLONE=DCBATH02 /UG=Hs.7780 Homo sapiens mRNA; cDNA DKFZp564A072 (from clone DKFZp564A072)
9373	Hs.21293	Hs.492859	UAP1/AGX-1	209340_at	Aminosugar metabolism
gb:S73498.1 /DEF=Homo sapiens AgX-1 antigen
mRNA; complete cds. /FEA=mRNA /PROD=AgX-1 antigen /DB_XREF=gi:688010 /UG=Hs.21293 UDP-N-
acteylglucosamine pyrophosphorylase 1
/FL=gb:AB011004.1 gb:NM_003115.1 gb:S73498.1

876	Hs.79037	Hs.476231	HSPD1	200807_s_at	Mitochondrial control of apoptosis
gb:NM_002156.1 /DEF=Homo sapiens heat shock
60kD protein 1 (chaperonin) (HSPD1); mRNA.
/FEA=mRNA /GEN=HSPD1 /PROD=heat shock 60kD
protein 1 (chaperonin) /DB_XREF=gi:4504520
/UG=Hs.79037 heat shock 60kD protein 1 (chaperonin)
/FL=gb:BC002676.1 gb:BC003030.1 gb:M34664.1 gb:M22382.1 gb:NM_002156.1

1961		Hs.75432	IMPDH2	201892_s_at	de novo guanine nucleotide biosynthesis
gb:NM_000884.1 /DEF=Homo sapiens IMP (inosine
monophosphate) dehydrogenase 2 (IMPDH2); mRNA.
/FEA=mRNA /GEN=IMPDH2 /PROD=IMP (inosine
monophosphate) dehydrogenase 2
/DB_XREF=gi:4504688 /UG=Hs.75432 IMP (inosine
monophosphate) dehydrogenase 2 /FL=gb:J04208.1
gb:NM_000884.1

EXHIBIT C

* Study Design

The designated collaborators include Principal Investigator (*), along with Albitar (Quest) , Barnhill (HDC), potentially Madayastha and Guyon, DGX Scientific Directors and MDACC urologists, pathologist, and a statistician (to be named).  In order to assure compliance with FDA Regulations and Guidances and CLIA, the Parties agree to the following:

The parties shall establish an Advisory Committee (“The Committee”) comprised of an equal number of representatives from each party to review and guide the conduct of the study regarding regulatory compliance and to help facilitate issues that may arise from time to time regarding the study.  The Committee shall meet in person or by telephone at least 4 times per year or on an ad hoc basis as may be necessary.   The Parties shall document in writing any discussions that take place in The Committee and shall generate and sign meeting minutes within two weeks after each meeting.  In particular, The Committee shall be responsible for managing the contractual relationship, assuring each collaborator’s compliance to FDA and CLIA regulatory requirements within the scope of this agreement, filtering those communications among the collaborators’ whenever necessary to assure that any communications that could place the independence of the validation study at risk are handled in a compliant manner and to assure LICENSEE’s independent development processes, establishing criteria to objectively evaluate the laboratory developed test, and developing and maintaining timelines and deliverables to meet the project objectives.

LICENSOR shall conduct its activities for the study under the direction of Dr. Barnhill, who shall be primarily responsible for the supervision and administration of LICENSOR’s activities under the study, in accordance with all applicable policies of LICENSOR and shall be the primary contact person at LICENSOR regarding the study.

LICENSEE shall conduct its activities under the study under the direction of Dr. Albitar, who shall be primarily responsible for the supervision and administration of LICENSEE’s activities under the study, in accordance with all applicable policies of LICENSEE and shall be the primary contact person at LICENSEE regarding the study.

MDA shall conduct its activities under the study under the direction of * as Principal Investigator, who shall be primarily responsible for the supervision and administration of MDA’s activities under the study in accordance with all applicable policies of MDA and shall be the primary contact person at MDA regarding the study.

The Parties agree that each will communicate to its personnel the importance of the independence of Licensee in development of the test and its validation.  Therefore, the Parties shall actively monitor their activities and agree to promptly bring to the attention of The Committee any concerns or issues that may arise regarding this topic in order to protect the independence of this developmental and validation process.  The Committee will then convene as soon as is practicable to discuss the areas or issues of concern and determine the correct process to follow in order to mitigate, correct or advise the Parties regarding them and how best to proceed in respect to the tenets of the applicable regulatory requirements.

The following patient samples will be collected at * for the study:

A.            * men being admitted for prostatectomy.  Test the patients urine, and blood pre surgery and subsequent follow-up post prostatectomy (at the first post surgical follow up, about 1 month).  Urine will be tested for the levels of expression of the relevant gene markers and housekeeping gene, and an aliquot sent out for PCA-3 determination.  Blood will also be collected at the same time for testing pre/post PSA levels or other markers.  Prior Biopsy results, and Prostatectomy related Biopsy results  as well as other clinical and demographic information including follow up data will be provided by *.

B.             * men being admitted for Biopsy. We will try to collect ½ study subjects with serum PSA 2.5 to 4.0 and ½ with serum PSA> 4.0 ng/ml.  Collect the patient’s urine, and blood prior to Biopsy.  Urine will be tested for the levels of expression of the relevant gene markers, and an aliquot sent out for PCA-3 determination.  Blood will be collected at the same time for testing for PSA levels or other markers.  Biopsy results, and other clinical, demographic and laboratory data as well as follow-up information will be provided by *.

C.             Controls consisting of * Men with <1.0 ng/mL PSA. Test the patients Urine, and blood.  Urine will be tested for the levels of expression of the relevant gene markers, and an aliquot sent out for PCA-3 determination.  Blood will be collected at the same time for PSA levels or other markers.  Clinical, demographic, and other laboratory data as well as follow up data if available will be provided by *.

D.             Pre/Post DRE: * men who are candidates for biopsy and agreed to pre/ post DRE urine and blood sampling prior to biopsy.  Test the patients pre and post DRE Urine, and blood pre biopsy.  Urine Pre and post DRE will be tested for the levels of expression of the relevant gene markers, and an aliquot sent out for PCA-3 determination.  Blood will also be collected at the same time for testing PSA levels or other markers.  Biopsy results as well as other clinical and demographic information including follow up data will be provided by *.

E.             Preclinical Studies:  Urine sediments from patients and tissue cultures will be used for preliminary assay development and for selection of the best mRNA preservative.